

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 5, 2021

Ryan Khoury
Chief Executive Officer
Pioneer Merger Corp.
660 Madison Avenue
New York, NY 10065

> **Re: Pioneer Merger Corp.**
> **Registration Statement on Form S-1**
> **Filed December 21, 2020**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 30, 2020**

Dear Mr. Khoury:

We have reviewed your registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

Exhibits
Form of Warrant Agreement (Exhibit 4.4), page II-4

1. You disclose on pages 57 and 134 of your prospectus that the exclusive forum provision in your warrant agreement will not apply to actions brought under the Exchange Act or any claim for which the federal district courts of the United States of America are the sole and exclusive forum. However, the exclusive forum provision in Section 9.3 of your form of warrant agreement filed as Exhibit 4.4 does not include these exceptions. In addition, you disclose on page 58 additional provisions you designate as (x) and (y) relating to deemed consent regarding personal jurisdiction and service of process. However, the exclusive forum provision in the warrant agreement does not include this language. Please revise your prospectus disclosure or your form of warrant agreement to address these discrepancies. In addition, if the provision does not apply to actions arising under

the Exchange Act, please ensure that the provision in your form of warrant agreement states this clearly.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark Wojciechowski, Staff Accountant, at 202-551-3759 or Jenifer Gallagher, Staff Accountant, at 202-551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 or, in her absence, Timothy S. Levenberg, Special Counsel, at 202-551-6458 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: James S. Rowe, Esq.